INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

October 8, 2020

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-248193)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Christina Fettig of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on September 2, 2020, by Mr. Jonathan Grzeskiewicz of the staff of the Commission by telephone on September 16, 2020, and by Mr. David Orlic on October 5, 2020, on the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Leland Thomson Reuters Private Equity Buyout Index Fund and Leland Thomson Reuters Venture Capital Index Fund (each, an “Acquired Fund” and together, the “Acquired Funds”), each a series of Northern Lights Fund Trust III, into AXS Thomson Reuters Private Equity Index Fund and AXS Thomson Reuters Venture Capital Index Fund (each, an “Acquiring Fund” and together, the “Acquiring Funds”), each a series of the Registrant. The Acquired Funds and the Acquiring Funds are referred to herein as the “Funds.”

Responses to all of the comments are included below and, as appropriate, will be incorporated into a filing made pursuant to Rule 497 under the Securities Act of 1933. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

General

1.	Please incorporate comments given with respect to Post-Effective Amendment No. 219 (“PEA No. 219”) to the Registrant’s Registration Statement on Form N-1A filed with the Commission on August 3, 2020.

Response: The Registrant has incorporated all applicable revisions from PEA No. 219 into the Registration Statement.

2.	In your written response, please explain if there is a connection between the index providers and the Acquired Fund/Acquiring Fund and the reasons for Thomson Reuters in the Funds’ name.

Response: There is no connection or affiliation between the index provider and either the Acquired Funds or Acquiring Funds. Each Fund’s advisor (the licensee) has entered into a licensing agreement with Refinitive US LLC to use “Thomson Reuters Private Equity Buyout Index” and “Thomson Reuters Venture Capital Index” in connection with the Fund’s name and investment strategy. “Thomson Reuters” is included in each Fund’s name to indicate the Index whose performance the respective Fund seeks to track.

Shareholder Letter

3.	On page 2 of the shareholder letter, the last sentence of the first paragraph states “[i]f the shareholders of an Acquired Fund do not approve the Reorganization of the Acquired Fund, then that Reorganization will not be implemented and the Board of Trustees of the Trust (the “Board”) will consider additional actions as it deems to be in the best interests of the applicable Acquired Fund.” Please elaborate here and elsewhere in the Combined Proxy Statement and Prospectus what additional actions the Board may consider taking in the event the Reorganization is not approved with respect to an Acquired Fund.

Response: The Registrant has added disclosure to the Combined Proxy Statement and Prospectus indicating that if the Reorganization is not approved, the Board may consider the liquidation of the Acquired Fund, and has revised the sentence in the shareholder letter as follows:

If the shareholders of an Acquired Fund do not approve the Reorganization of the Acquired Fund, then that Reorganization will not be implemented and the Board of Trustees of the Trust (the “Board”) will consider additional actions as it deems to be in the best interests of ~~the applicable~~such Acquired Fund, including the possible liquidation of the Acquired Fund.

Questions & Answers

4.	With respect to the question “Will the Board and Service Providers change?” since there will be a change in the Funds’ auditor following the Reorganization please provide the required disclosure regarding the change in auditor in the Acquiring Funds’ first shareholder report that is issued subsequent to the Board’s approval of the change in accountant in accordance with the “Dear CFO Letters” 1998-04 Change in Independent Public Accountants.

Response: The Registrant confirms the Acquiring Funds will provide the required disclosures in their first shareholder report following the Reorganization and otherwise comply with the requirements outlined in the “Dear CFO Letters” 1998-04 Change in Independent Public Accountants.

5.	Beginning on page vii, in the question “How will the proposed Reorganization affect the fees and expenses I pay as a shareholder of the Acquired Fund?” footnote 2 to the tables indicates that the Acquiring Funds’ advisor, AXS, has contractually agreed to waive its fees and/or pay for operating expenses of each Acquiring Fund. Please confirm the contractual expense limitation agreement for each Acquiring Fund is effective for at least one year from the effective date of the Registration Statement.

Response: The Registrant confirms the contractual expense limitation agreement for each Acquiring Fund is effective for a period of two years from the date of the Reorganization.

6.	Footnote 2 to the tables in the response to the question “How will the proposed Reorganization affect the fees and expenses I pay as a shareholder of the Acquired Fund?” indicates that the Acquired Funds’ advisor, Good Harbor, is permitted to seek reimbursement from an Acquiring Fund, subject to certain limitations, of fees waived or payments made by Good Harbor to the corresponding Fund prior to the applicable Reorganization for a period ending three years after the date of the waiver or payment. Please indicate the amounts that Good Harbor is eligible to recoup from each Acquiring Fund. In addition, please make clear in the Questions & Answers and elsewhere in the Registration Statement that the fees and expenses recouped by AXS, the advisor to the Acquiring Funds, will only be those fees and expenses waived or reimbursed by AXS and not Good Harbor.

Response: The Registrant has added the following disclosure to Footnote 2:

As of September 30, 2020, Good Harbor is eligible to recoup [$_________] from the Leland Thomson Reuters Private Equity Buyout Index Fund and [$________] from the Leland Thomson Reuters Venture Capital Index Fund.

The Registrant has added disclosure to clarify that AXS will only be entitled to recoup fees and expenses waived or paid by AXS and not Good Harbor.

7.	In your written response, please confirm there are no costs associated with repositioning the Funds’ portfolios in connection with the Reorganizations.

Response: The Registrant confirms there will be no costs associated with repositioning the Funds’ portfolios in connection with the Reorganizations.

8.	With respect to the question “Who is paying for expenses related to the Special Meeting and the Reorganizations?” please confirm who will be paying the expenses associated with the Reorganizations.

Response: The Registrant confirms the Acquired Funds will bear no expenses associated with the Reorganization and has revised the response as follows:

Answer: Mutual Fund Administration, LLC and UMB Fund Services, Inc. will bear the costs associated with the Reorganizations, Special Meeting, and solicitation of proxies, except if and to the extent that payment of those costs would result in certain adverse tax consequences. The Acquired Funds will not incur any expenses in connection with the Reorganizations.

Combined Proxy Statement and Prospectus

9.	On page 2, the Registrant lists those documents filed with the Commission and incorporated by reference. Please consider adding the Semi-Annual Report to Shareholders of the Acquired Funds dated March 31, 2020 to the list of documents that have been previously mailed to shareholders.

Response: The Registrant has revised the sentence as follows:

The Acquired Funds’ Prospectus dated February 1, 2020, ~~and~~ Annual Report to Shareholders for the fiscal year ended September 30, 2019 containing audited financial statements, and Semi-Annual Report to Shareholders for the six-month period ended March 31, 2020, containing unaudited financial statements, have been previously mailed to shareholders.

10.	In the section entitled “Overview” and the discussion under “Board Considerations Relating to the Proposed Reorganization” please disclose whether the Board considered the ability of Good Harbor, the advisor to the Acquired Funds, to recapture from the Acquiring Funds amounts previously waived and/or reimbursed by Good Harbor.

Response: The Registrant has added the following disclosure to the third paragraph on page 7 and as a bullet point under the section entitled “Board Considerations Relating to the Proposed Reorganization” beginning on page 42:

the ability of Good Harbor to recoup fees and expenses previously waived by Good Harbor;

11.	In the “Comparison Fee Tables and Examples” for the Leland Thomson Reuters Private Equity Buyout Index Fund and the AXS Thomson Reuters Private Equity Index Fund Pro Forma, “other expenses” are the same. Please confirm this is accurate given that the Acquiring Fund’s service providers are different from the current service providers to the Acquired Fund.

Response: The Registrant confirms the AXS Thomson Reuters Private Equity Index Fund Pro Forma “other expenses” as presented is accurate.

12.	In the “Comparison Fee Tables and Examples” for the Leland Thomson Reuters Venture Capital Index Fund and the AXS Thomson Reuters Venture Capital Index Fund Pro Forma, the Fee Table shows some recapture and this line item should be moved above “Total Annual Fund Operating Expenses” or included in “Other Expenses” in accordance with ADI 2019-09 Performance and Fee Issues. Please revise the footnotes to the Fee Tables to make clear which advisor is entitled to recoupment by the Acquired Funds and Acquiring Funds. In addition, please confirm in your written response that the changes to Fee Table in the Combined Proxy Statement and Prospectus will be made to the Registrant’s Registration Statement on Form N-1A for the AXS Thomson Reuters Venture Capital Index Fund.

Response: The Registrant confirms the changes to the Fee Table in the Combined Proxy Statement and Prospectus as set forth below will be made to the Registrant’s Registration Statement on Form N-1A for the AXS Thomson Reuters Venture Capital Index Fund.

Leland Thomson Reuters Venture Capital Index Fund (Acquired Fund)

AXS Thomson Reuters Venture Capital Index Fund (Acquiring Fund)

Shareholder Fees (fees paid directly from your investment)	Acquired Fund Class A	Acquiring Fund Class A (Pro Forma)
Maximum Sales Charge (Load) Imposed on purchases (as a percentage of offering price)	5.75%	5.75%
Maximum Deferred Sales Charge (Load) (as a percentage of purchase price)	None	1.00%(1)
Redemption Fee (as a % of amount redeemed if held less than 30 days)	1.00%	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%	1.25%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%
Other Expenses	0.47%	0.23%(2)
Recoupment of Fees Waived and/or Expenses Reimbursed (4), (5)	--	0.02%
Acquired Fund Fees and Expenses (3)	0.01%	0.01%(2)
Total Annual Fund Operating Expenses	1.98%	1.76%
Fees Waived and/or Expenses Reimbursed	(0.22)%(4)	--
Total Annual Fund Operating Expenses After Fee Waiver	1.76%	1.76%

(1)	For the Acquiring Fund’s Class A shares, no sales charge applies on investments of $1 million or more, but a contingent deferred sales charge (“CDSC”) of 1.00% will be imposed on certain redemptions of such shares within 12 months of the date of purchase. The Acquired Fund charges a 1% sales charge on investments of $1 million or more on Class A shares. Shareholders of the Acquired Fund who held Class A shares prior to the Reorganization will not be subject to any CDSC.

(2)	“Other Expenses” and “Acquired Fund Fees and Expenses” for the Acquiring Fund have been estimated for the current fiscal year. Actual expenses may differ from estimates.

(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies, including exchange traded funds.

(4)	The Acquired Fund’s adviser, Good Harbor, has contractually agreed to waive its fees and reimburse expenses of the Acquired Fund at least until January 31, 2021, so that the total annual operating expenses (excluding (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iii) borrowing costs (such as interest and dividend expense on securities sold short); (iv) taxes; and (v) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Acquired Fund service providers (other than Good Harbor))) of the Acquired Fund do not exceed 1.75% of average daily net assets attributable to Class A shares. These fee waivers and expense reimbursements are subject to possible recoupment by Good Harbor from the Acquired Fund within the three years after the fees have been waived or reimbursed, if such recoupment can be achieved within the foregoing expense limits or the expense limits in place at the time of recapture. This agreement may be terminated only by the Board of Trustees on 60 days’ written notice to Good Harbor.

(5)	The Acquiring Fund’s advisor, AXS, has contractually agreed to waive its fees and/or pay for operating expenses of the Acquiring Fund to ensure that total annual fund operating expenses (excluding, as applicable, taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses (such as litigation expenses) do not exceed 1.75% of the average daily net assets of Class A shares of the Acquiring Fund. This agreement is effective until November 21, 2022 and it may be terminated before that date only by IMST II’s Board of Trustees. AXS is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made by AXS to the Acquiring Fund for a period ending three years after the date of the waiver or payment. Similarly, the Acquired Fund’s advisor, Good Harbor, is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made by Good Harbor to the Acquired Fund prior to the Reorganization, for a period ending three years after the date of the waiver or payment. In each case, such reimbursement may be requested from the Acquiring Fund if the reimbursement will not cause the Acquiring Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. Reimbursements of fees waived or payments made will be made on a “first in, first out” basis so that the oldest fees waived or payments are satisfied first. Any reimbursement of fees waived or payments made by Good Harbor to the Acquired Fund prior to the Reorganization must be approved by the IMST II Board.

Leland Thomson Reuters Venture Capital Index Fund (Acquired Fund)

AXS Thomson Reuters Venture Capital Index Fund (Acquiring Fund)

Shareholder Fees (fees paid directly from your investment)	Acquired Fund Class C	Acquiring Fund Class C (Pro Forma)
Maximum Sales Charge (Load) Imposed on purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of purchase price)	None	1.00%(1)
Redemption Fee (as a % of amount redeemed if held less than 30 days)	1.00%	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%	1.25%
Distribution and/or Service (12b-1) Fees	1.00%	1.00%
Other Expenses	0.47%	0.23%(2)
Recoupment of Fees Waived and/or Expenses Reimbursed (4),(5)	--	0.02%
Acquired Fund Fees and Expenses (3)	0.01%	0.01%(2)
Total Annual Fund Operating Expenses	2.73%	2.51%
Fees Waived and/or Expenses Reimbursed	(0.22)%(4)	--
Total Annual Fund Operating Expenses After Fee Waiver	2.51%	2.51%

(1)	Class C shares are subject to a contingent deferred sales charges (“CDSC”) of 1.00% on any shares sold within 12 months of purchase. Shareholders of the Acquired Fund who held Class C shares prior to the Reorganization will not be subject to any CDSC.

(2)	“Other Expenses” and “Acquired Fund Fees and Expenses” for the Acquiring Fund have been estimated for the current fiscal year. Actual expenses may differ from estimates.

(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies, including exchange traded funds.

(4)	The Acquired Fund’s adviser, Good Harbor, has contractually agreed to waive its fees and reimburse expenses of the Acquired Fund at least until January 31, 2021, so that the total annual operating expenses (excluding (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iii) borrowing costs (such as interest and dividend expense on securities sold short); (iv) taxes; and (v) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Acquired Fund service providers (other than Good Harbor))) of the Acquired Fund do not exceed 2.50% of average daily net assets attributable to Class C shares. These fee waivers and expense reimbursements are subject to possible recoupment by Good Harbor from the Acquired Fund within the three years after the fees have been waived or reimbursed, if such recoupment can be achieved within the foregoing expense limits or the expense limits in place at the time of recapture. This agreement may be terminated only by the Board of Trustees on 60 days’ written notice to Good Harbor.

(5)	The Acquiring Fund’s advisor, AXS, has contractually agreed to waive its fees and/or pay for operating expenses of the Acquiring Fund to ensure that total annual fund operating expenses (excluding, as applicable, taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses (such as litigation expenses) do not exceed 2.50% of the average daily net assets of Class C shares of the Acquiring Fund. This agreement is effective until November 21, 2022 and it may be terminated before that date only by IMST II’s Board of Trustees. AXS is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made by AXS to the Acquiring Fund for a period ending three years after the date of the waiver or payment. Similarly, the Acquired Fund’s advisor, Good Harbor, is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made by Good Harbor to the Acquired Fund prior to the Reorganization, for a period ending three years after the date of the waiver or payment. In each case, such reimbursement may be requested from the Acquiring Fund if the reimbursement will not cause the Acquiring Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. Reimbursements of fees waived or payments made will be made on a “first in, first out” basis so that the oldest fees waived or payments are satisfied first. Any reimbursement of fees waived or payments made by Good Harbor to the Acquired Fund prior to the Reorganization must be approved by the IMST II Board.

Leland Thomson Reuters Venture Capital Index Fund (Acquired Fund)

AXS Thomson Reuters Venture Capital Index Fund (Acquiring Fund)

Shareholder Fees (fees paid directly from your investment)	Acquired Fund Class I	Acquiring Fund Class I (Pro Forma)
Maximum Sales Charge (Load) Imposed on purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of purchase price)	None	None
Redemption Fee (as a % of amount redeemed if held less than 30 days)	1.00%	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%	1.25%
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses	0.47%	0.23%(1)
Recoupment of Fees Waived and/or Expenses Reimbursed (4),(5)	--	0.02%
Acquired Fund Fees and Expenses (2)	0.01%	0.01%(1)
Total Annual Fund Operating Expenses	1.73%	1.51%
Fees Waived and/or Expenses Reimbursed	(0.22)%(3)	--
Total Annual Fund Operating Expenses After Fee Waiver	1.51%	1.51%

(1)	“Other Expenses” and “Acquired Fund Fees and Expenses” for the Acquiring Fund have been estimated for the current fiscal year. Actual expenses may differ from estimates.

(2)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies, including exchange traded funds.

(3)	The Acquired Fund’s adviser, Good Harbor, has contractually agreed to waive its fees and reimburse expenses of the Acquired Fund at least until January 31, 2021, so that the total annual operating expenses (excluding (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iii) borrowing costs (such as interest and dividend expense on securities sold short); (iv) taxes; and (v) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Acquired Fund service providers (other than Good Harbor))) of the Acquired Fund do not exceed 1.50% of average daily net assets attributable to Class I shares. These fee waivers and expense reimbursements are subject to possible recoupment by Good Harbor from the Acquired Fund within the three years after the fees have been waived or reimbursed, if such recoupment can be achieved within the foregoing expense limits or the expense limits in place at the time of recapture. This agreement may be terminated only by the Board of Trustees on 60 days’ written notice to Good Harbor.

(4)	The Acquiring Fund’s advisor, AXS, has contractually agreed to waive its fees and/or pay for operating expenses of the Acquiring Fund to ensure that total annual fund operating expenses (excluding, as applicable, taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses (such as litigation expenses) do not exceed 1.50% of the average daily net assets of Class I shares of the Acquiring Fund. This agreement is effective until November 21, 2022 and it may be terminated before that date only by IMST II’s Board of Trustees. AXS is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made by AXS to the Acquiring Fund for a period ending three years after the date of the waiver or payment. Similarly, the Acquired Fund’s advisor, Good Harbor, is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made by Good Harbor to the Acquired Fund prior to the Reorganization, for a period ending three years after the date of the waiver or payment. In each case, such reimbursement may be requested from the Acquiring Fund if the reimbursement will not cause the Acquiring Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. Reimbursements of fees waived or payments made will be made on a “first in, first out” basis so that the oldest fees waived or payments are satisfied first. Any reimbursement of fees waived or payments made by Good Harbor to the Acquired Fund prior to the Reorganization must be approved by the IMST II Board.

13.	Please explain in your written response whether Good Harbor will be able to recoup fees and expenses from the Acquiring Fund if the reimbursement will cause the fees to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. Further, please provide your legal analysis for why it is acceptable for Good Harbor to recoup fees and expenses paid prior to the Reorganization.

Response: The Registrant confirms that any reimbursement to Good Harbor may not cause an Acquiring Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. The Registrant and Northern Lights Fund Trust III believe the arrangement allowing Good Harbor to recoup fees and expenses following the Reorganization is consistent with the Acquiring Funds’ agreement to assume all of the liabilities of the Acquired Funds, whether known or unknown, contingent, accrued or otherwise (see Paragraph 1.3 of the Agreement and Plan of Reorganization). The recoupment of amounts previously waived or reimbursed by Good Harbor to the Acquired Funds is a contingent liability of each Acquired Fund.

14.	In the Example for the Leland Thomson Private Equity Buyout Index Fund – Acquiring Fund – Class C Shares (without redemption at end of period) (Pro Forma), please correct the number for the one-year period to reflect $354.

Response: The Registrant has corrected the Example as follows:

Example

The Example below is intended to help you compare the cost of investing in each Acquired Fund with the cost of investing in the corresponding Acquiring Fund on a pro forma basis. The Example assumes that you invest $10,000 in a Fund and then redeem all of your shares at the end of each period. The Example also assumes that your investment has a 5% annual return, that each Fund’s Total Annual Fund Operating Expenses remain as stated in the previous table and that distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as follows, if you redeem your shares:

Leland Thomson Reuters Private Equity Buyout Index Fund	One Year	Three Years	Five Years	Ten Years
Acquired Fund – Class A Shares	$744	$1,150	$1,582	$2,778
Acquiring Fund - Class A Shares (Pro forma)	$744	$1,125	$1,557	$2,756
Acquired Fund – Class C Shares (with redemption at end of period)	$254	$837	$1,445	$3,089
Acquiring Fund – Class C Shares (with redemption at end of period) (Pro forma)	$354	$810	$1,420	$3,069
Acquired Fund – Class C Shares (without redemption at end of period)	$254	$837	$1,445	$3,089
Acquiring Fund – Class C Shares (without redemption at end of period) (Pro forma)	$254	$810	$1,420	$3,069
Acquired Fund - Class I Shares	$154	$534	$939	$2,072
Acquiring Fund - Class I Shares (Pro forma)	$154	$506	$913	$2,049

15.	In the Example for the Leland Thomson Reuters Venture Capital Index Fund, it appears the figures for the Acquiring Fund (Pro Forma) used 1.74% in its calculation for year one and two, and 1.76% thereafter. Please confirm if the amounts that are eligible to be recaptured will be recaptured within the first two years.

Response: The Registrant has revised the Example below for the Leland Thomson Reuters Venture Capital Index Fund using the 1.76% expense ratio stated in the Fees and Table presented in the response to comment #12 above.

Leland Thomson Reuters Venture Capital Index Fund	One Year	Three Years	Five Years	Ten Years
Acquired Fund – Class A Shares	$744	$1,141	$1,562	$2,732
Acquiring Fund - Class A Shares (Pro forma)	$744	$1,097	$1,474	$2,529
Acquired Fund – Class C Shares (with redemption at end of period)	$254	$826	$1,425	$3,045
Acquiring Fund – Class C Shares (with redemption at end of period) (Pro forma)	$357	$782	$1,335	$2,846
Acquired Fund – Class C Shares (without redemption at end of period)	$254	$826	$1,425	$3,045
Acquiring Fund – Class C Shares (without redemption at end of period) (Pro forma)	$254	$782	$1,335	$2,846
Acquired Fund - Class I Shares	$154	$524	$919	$2,026
Acquiring Fund - Class I Shares (Pro forma)	$154	$477	$824	$1,802

16.	Please add to the Questions and Answers a discussion regarding the contingent deferred sales charge imposed by the Acquiring Funds.

Response: The Registrant has added the following to the Questions and Answers:

Question: Will I have to pay any sales charges, contingent deferred sales charges or redemption/exchange fees in connection with a Reorganization?

Answer: No. You will not have to pay any front-end sales charges, contingent deferred sales charges (“CDSCs”) or redemption/exchange fees in connection with a Reorganization. In addition, your share ownership holding period will be carried forward to the Acquiring Fund for purposes of determining whether you would be required to pay any redemption fees in the event you redeem your shares following the Reorganization.

As reflected in the “Comparison of Fund Fees and Examples” there are differences in contingent deferred sales charge (“CDSC”) for the Acquired Funds and Acquiring Funds. Specifically, the Class A shares and Class C shares of the Acquired Funds do not impose a CDSC on any redemptions while in certain circumstances the Class A shares and Class C shares of the Acquiring Funds will impose a CDSC of 1.00% on redemptions of shares within 12 months of date of purchase. Shareholders of an Acquired Fund who held Class A or Class C shares prior to the Reorganization will not be subject to any CDSC. Please see “Comparison of Fund Fees and Examples” for additional information.

In addition, the Registrant has added the below disclosure to the applicable footnotes of the Fee Tables that shareholders of an Acquired Fund who held shares of that Fund’s Class A and Class C share prior to the reorganization are not subject to the CDSC.

Shareholders of an Acquired Fund who held Class A or Class C shares prior to the Reorganization will not be subject to any CDSC.

17.	Please disclose or explain the differences in the Acquired Funds’ and Acquiring Funds’ concentration policies.

Response: The first paragraph under the heading “Comparison of Investment Restrictions” has been revised to indicate the differences in the Acquired Funds’ and Acquiring Funds’ concentration policies:

The fundamental and non-fundamental limitations of each Acquired Fund and the corresponding Acquiring Fund are set forth in the following table. The fundamental limitations of the Acquired Funds and the corresponding Acquiring Funds are substantially similar, except with respect to concentration. Any differences between the Funds’ policies are not expected to materially impact the operation of the Funds. The fundamental limitations may only be amended with shareholder approval.

The Acquired Funds do not have a fundamental policy with respect to diversification while the Acquiring Funds have such a policy. The Acquiring Funds’ fundamental policy with respect to concentration differs from the Acquired Funds’ fundamental policy by indicating that the Acquiring Funds will concentrate to approximately the same extent as its Index concentrates in the securities of companies in such particular industry or group of industries.

The Acquired Funds have non-fundamental limitations with respect pledging assets while the Acquiring Funds have this as a fundamental policy. The Acquired Funds have non-fundamental limitations with respect to investments in issuers for the purpose to exercise control or management and investments in other investment companies while the Acquiring Funds do not. The non-fundamental limitations of the Acquired Funds and Acquiring Funds with respect to illiquid investments are substantially similar.

18.	With respect to the discussion under “Manager of Managers Structure” on page 32, please confirm in your written response the current status of the exemptive application filed with the Commission. If the Registrant does not expect the order granting the requested exemptive relief to be granted in the near future, please add disclosure that the Fund will not hire or replace a sub-advisor prior to receiving such order or that any sub-advisor hired by the Fund will be approved by shareholders.

Response: The Registrant has filed a Second Amended and Restated Application for an Order of Exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, from (1) certain provisions of Section 15(a) of the 1940 Act and (2) certain disclosure requirements under various rules and forms on September 16, 2020 (File No. 812-15100). The Registrant had revised the last sentence under the section entitled “Manager of Managers Structure” as follows:

Until the requested Order is granted, any sub-adviser hired by an Acquiring Fund must be approved by shareholders. There is no guarantee that the SEC will grant the Order.

19.	Under “Federal Income Tax Consequences” beginning on page 43, please disclose the amount of capital loss carryforwards for the Acquired Funds.

Response: The Registrant has added the following disclosure:

By reason of the Reorganizations, each Acquiring Fund will succeed to and take into account any capital loss carryforwards of the respective Acquired Fund. The Reorganizations are not expected to result in limitations on an Acquiring Fund’s ability to use any capital loss carryforwards of the respective Acquired Fund. As of the tax year ended September 30, 2019, the Acquiring Funds had capital loss carry forwards for federal income tax purposes available to offset future capital gains as follows:

	Non-Expiring
	Short-Term	Long-Term	Total
Leland Thomson Reuters Private Equity Buyout Index Fund	$60,388	__	$60,388
Leland Thomson Reuters Venture Capital Index Fund	$3,957,233	$5,732	$3,962,965

20.	Please disclose if there are any valuation differences that would cause an adjustment to the assets on the Reorganization date. If there are valuation differences and the adjustments are material, it should be show as an adjustment to the capitalization table.

Response: The Registrant confirms that there are no significant valuation differences that would cause an adjustment to the assets on the Reorganization date.

21.	Please correct the net assets in the Capitalization Table for the Leland Thomson Reuters Venture Capital Index Fund/AXS Thomson Reuters Venture Capital Index Fund Acquired Fund Class A and Acquiring Fund Class A (Pro Forma) to read $76,228,701.

Response: The Registrant has revised the Capitalization Table for the Leland Thomson Reuters Venture Capital Index Fund/AXS Thomson Reuters Venture Capital Index Fund as follows:

Leland Thomson Reuters Venture Capital Index Fund/AXS Thomson Reuters Venture Capital Index Fund

Fund	Net Assets	Net Asset Value Per Share	Shares Outstanding
Acquired Fund Class A Shares	$76,228,701	$29.16	2,614,360
Acquiring Fund Class A (Pro forma)	$76,228,701	$29.16	2,614,360

Fund	Net Assets	Net Asset Value Per Share	Shares Outstanding
Acquired Fund –Class C Shares	$10,131,902	$28.10	360,592
Acquiring Fund Class C Shares (Pro forma)	$10,131,902	$28.10	360,592

Fund	Net Assets	Net Asset Value Per Share	Shares Outstanding
Acquired Fund –Class I Shares	$136,956,187	$29.44	4,652,524
Acquiring Fund Class I Shares (Pro forma)	$136,956,187	$29.44	4,652,524

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777.

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary